

OFFERING MEMORANDUM

facilitated by



MUSHROOM CULTURE LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	MUSHROOM CULTURE LLC
State of Organization	KS
Date of Formation	06/27/2023
Entity Type	Limited Liability Company
Street Address	4730 Woodland Dr, Shawnee KS, 66218
Website Address	https://instagram.com/kcmushroomculture

(B) Directors and Officers of the Company

Key Person	BRYAN ALLEY

Position with the Company
 	
                                        Title
                                  First Year
	
	OWNER
	0

Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Job Title** (*Mushroom Culture, 5-20-2020 - Present*) — Bryan Alley Is the Owner Operator of Mushroom Culture, a gourmet mushroom farm in Kansas City. His duties include managing the operations of the farm. These tasks included: Payroll, Quality Control, Purchasing, Inventory, Bookkeeping, Sales, Hiring, and Training.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
BRYAN ALLEY	100%

(D) The Company's Business and Business Plan

The Space

We spent over a year looking for the perfect location and finally found it at 1803 W 39th Street in Kanas City, Missouri. This 3,000 sqft historic building is situated in a heavy foot traffic area in a densely packed neighborhood, and has been home to some of Kansas City's most beloved restaurants.

- One of the older & more recognizable brick buildings in Kansas City dating back to the late 1800's.
- Located on a street with heavy foot traffic, and surrounded by a densely packed neighborhood comprised of our key demo.
- We're adding a walk-up window for even faster service.
- Moderately sized at 3,000 sqft giving us the ability to grow into the space.
- Over 10,000 students, faculty, and patients commute to KU Medical Center just a 1/2 block from our building.
- A large 223 unit apartment is set to be completed directly behind our building in 2024. This apartment practically sits on top of our space, and other large apartments are being built

relatively close by.

- Thousands of people attend 3rd Friday block parties w/ food and music just outside our door.
- We've secured a lease with options to renew, and have at least 9 years in the space should we decide to exercise our options.

The Team

Bryan Alley, Founder/Head Chef

Chef turned mushroom farmer with over 11 years combined experience cooking and cultivating mushrooms. Bryan is focused on developing new food concepts that prioritize sustainable local food networks.

Matt Lett, Director of Business Expansion

Passionate community designer & regenerative business developer with a background in economics and a deep connection to the land. As the director of business expansion at Kansas City Mushroom Culture, he harnesses the power of mushrooms to create transformative spaces that enhance well-being and promote environmental stewardship, embodying his vision for a sustainable world through regenerative practices in community design.

Monica Alley, Creative Director

Bridging the worlds of visual art and brand design, Monica applies her experience as an art director/set stylist to her role as Creative Director of Mushroom Culture. Her approach to design is deeply influenced by her artistic journey, reflecting a continual exploration of storytelling through objects and spaces.

Forecasted Milestones

Our first year is all about establishing our core business model of selling grab-and-go meals, fresh mushrooms/produce, and hot items. Early 2025 will see the launch of our catering program and small-scale food production, which we anticipate will generate a significant amount of revenue.

- June 2024 Launch
- Early 2025 Catering Program Launch
- Early to Mid 2025 Small Scale Frozen Food Production For B2B Sales
- Mid to Late 2026 Begin Scaling Our Frozen Food Production

Business Model

Mushroom Culture is a plant based mushroom-centric butcher shop and deli specializing in high-quality, locally farmed/foraged mushrooms and produce. We're blending retail with an elevated approach to fast casual food.

- A truly unique and first of its kind food concept.
- Offering a range of satisfying comfort dishes and delectable healthy alternatives, all guilt free.
- Competitively priced, and designed for extremely fast service and convenience, which is perfect for the thousands of busy doctors, nurses, students, and patients just a 1/2 block away.
- High quality, local ingredients provided by our network of local farmers and foragers.
- Many of our vendors pay a percentage of sales and manage their own inventory, enabling us

to concentrate on our core revenue streams.

- We're prioritizing local collaborations and hosting weekly guest chef pop-ups to keep the vibe and menu fresh.

Target Market

Our target market consists of millennials and plant based individuals. Fortunately, the neighborhood we're locating in is heavily populated with this demographic. The population of the Kansas City Metro area is 2.4 million, 700,000 of which fit our key demo. Our target market makes up a large percentage of the 10,000+ workers, students, and faculty of the large research hospital 1/2 a block from our building.

- Over 10,000 potential daily customers in our neighborhood
- Our most likely customers are 24 - 45 years old Millennials
- 700,000 key demo customers in the Kansas City Metro area

Our Offerings

Mushroom Culture offers a wide variety of fresh locally sourced mushrooms, produce, and foraged foods by the pound. Our grab-and-go case features seasonal, ready-to-go meals freshly made with our locally sourced items. The hot menu has sandwiches, soups, salads, deserts, and more!

- Fried "Chicken" Sandwich - Panko Breaded Lions Mane Patties, House Made Bun, Garlic Confit & Sumac Aioli, Lettuce, Tomatoes, Pickles, Onions
- "Fish" & Chips - Beer Battered Lion's Mane, French Fries, Tartar Sauce
- "Chicken" & Waffles - Panko Breaded Lions Mane Patties, Overnight Belgian Waffles, Candy Cap Mushroom & Brown Butter Ice Cream, Maple Syrup
- Our menu makes mushrooms more accessible to the public by serving them in a way familiar to meat eaters and plant based customers alike.

Our Story

Mushroom Culture began as a hobby and has since evolved into a full-scale commercial operation, supplying gourmet mushrooms to many of Kansas City's premier restaurants. Recently, we've shifted our focus to the end of the fork, developing a first-of-its-kind food concept.

- Started cultivating mushrooms in 2019.
- Serviced 47 food establishments, and grew over 12 varieties of gourmet mushrooms.
- Now opening the world's first vegetarian mushroom butcher shop and deli.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and

the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$300,000
Offering Deadline	April 12, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$500,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment	$56,000	$50,000
First Months Employee Wages	$22,500	$45,000
First 6 Months Rent	$40,800	$81,600
Food Supplies	$5,000	$10,000
Security Deposit	$40,800	$81,600
Renovations	$114,650	$114,000
Opex Capital	$0	$84,050
Mainvest Compensation	$20,250	$33,750
TOTAL	$300,000	$500,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.5 - 5.8%[2]
Payment Deadline	2030-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.5 x 2.0 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.92%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.5% and a maximum rate of 5.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$300,000	3.5%
$350,000	4.1%
$400,000	4.7%
$450,000	5.2%
$500,000	5.8%

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 2.5x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 2.0x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
BRYAN ALLEY	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Community America Credit Union	$6,868	7%	12/21/2024	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Mushroom Culture has been operating since May, 2020 and has since achieved the following milestones:

- Opened location in Shawnee, Kansas

- Achieved revenue of $7108 in 2020, which then grew to 73877 in 2021.

- Had Cost of Goods Sold (COGS) of $1,700, which represented gross profit margin of 20% in 2021. COGS were then $18,980 the following year, which implied gross profit margin of 29.859%.

- Achieved profit of $10,487 in 2021, which then grew to $6,156 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Mushroom Culture forecasts the following milestones:

- Secure lease in Kansas City, Missouri by October, 2023.

- Hire for the following positions by October, 2023: Cashier, Cook, Cook

- Achieve $400k revenue per year by 2024.

- Achieve $381.9K profit per year by 2024.

Financial liquidity

Mushroom Culture has a medium liquidity position due to its low cash reserves as compared to debt and other liabilities. Mushroom Culture expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other outstanding debt or equity

As of 7-21-23, Mushroom Culture has debt of $6868 outstanding and a cash balance of $2,800. This debt is sourced primarily from a business loan and will be senior to any investment raised on Mainvest. In addition to the Mushroom Culture's outstanding debt and the debt raised on Mainvest, Mushroom Culture may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,026,576	$2,028,416	$2,902,822	$4,250,123	$5,801,955
Cost of Goods Sold	$425,092	$801,470	$1,100,000	$1,500,000	$2,100,000
Gross Profit	$601,484	$1,226,946	$1,802,822	$2,750,123	$3,701,955
EXPENSES					
Rent	$68,000	$81,600	$81,600	$81,600	$81,600
Utilities	$12,000	$14,400	$14,400	$14,400	$14,400
Personell Expenses	$194,124	$397,118	$855,538	$1,300,000	$1,600,000
Insurance	$12,000	$14,400	$14,400	$14,400	$14,400
Renovations	$150,000	$0	$0	$0	$0
Licenses, fees	$6,500	$0	$0	$0	$0
Linen service	$2,500	$3,000	$3,000	$3,000	$3,000
Waste Oil	$2,500	$3,000	$3,000	$3,000	$3,000
Pest Control	$1,000	$1,200	$1,200	$1,200	$1,200
Repairs & Maintenance	$0	$2,000	$2,400	$2,400	$2,400
Music	$310	$372	$372	$372	$372
Security	$1,200	$1,200	$1,200	$1,200	$1,200
Software Expenses	$2,200	$2,400	$2,400	$2,400	$2,400
Trash	$1,800	$1,800	$1,800	$1,800	$1,800
Restroom/ Cleaning Supplies	$825	$900	$900	$900	$900
Operating Profit	$146,525	$703,556	$820,612	$1,323,451	$1,975,283

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May

16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$4,024.00	$0
Cash & Cash Equivalents	$4,024.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$4,725.00	$0
Long-term Debt	$0	$0
Revenues/Sales	$60,948.00	$0
Cost of Goods Sold	$45,265.00	$0
Taxes Paid	$0	$0
Net Income	$3,537.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV,

WI, WY, B5, GU, PR, VI, 1V